[MEMORY PHARMACEUTICALS CORP. LETTERHEAD]
January 12, 2007
VIA EDGAR AND FACSIMILE (202) 772-9217
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attention: Jeffrey Riedler, Assistant Director
Re:   Memory Pharmaceuticals Corp.
Registration Statement on Form S-3
File No. 333-138230
Dear Mr. Riedler:
        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Memory Pharmaceuticals Corp. (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 of the Company, as amended, be accelerated so that it will become effective on Tuesday, January 16, 2007 at 11:00 a.m. (eastern standard time), or as soon thereafter as is practicable.
        The Company acknowledges that:
•   should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•   the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
        If you have any questions, please call the undersigned at (201) 802-7140 or Ellen Corenswet of Covington & Burling LLP at (212) 841-1256.
Sincerely,
/s/ Jzaneen Lalani
Jzaneen Lalani
Vice President of Legal Affairs
cc:  Ellen Corenswet, Esq.
       Covington & Burling LLP